

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Zachary George
Chief Executive Officer
Sundial Growers Inc.
#300, 919 – 11 Avenue SW
Calgary, AB T2R 1P3

> **Re: Sundial Growers Inc.**
> **Registration Statement on Form F-3**
> **Filed August 4, 2020**
> **File No. 333-240339**

Dear Mr. George:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason L. Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Merritt Johnson, Esq.